Exhibit 99.1

Hebron Announces Entry into Securities Purchase Agreement and Sets Date for Special Shareholder Meeting

WENZHOU, China, April 16, 2019 (GLOBE NEWSWIRE) -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced that it has entered into a Securities Purchase Agreement (“Agreement”) by and among (a) the Company, (b) Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”), (c) Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) and (d) NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (the “Buyer” and, together with the Sellers and Company, the “Parties” and each, a “Party”). In connection with entry into the Agreement, the Company announced that it will hold a Special Shareholder Meeting on May 29, 2019.

On the Closing Date of the Agreement, the Buyer will purchase (a) Wise’s 1,800,000 Class B Common Shares of the Company, par value $0.001 per share and (b) Sun Zhang’s 5,978,400 Class B Common Shares of the Company, which will together constitute approximately 47.8% of all of the Company’s outstanding Common Shares at the time of the Closing on a fully diluted basis (Wise’s and Sun Zhang’s Class B Common Shares are referred to as the “Shares”). The Shares will automatically convert into Class A Common Shares upon transfer from the Sellers to the Buyer, and upon such transfer the Company will have no issued and outstanding Class B Common Shares. Upon such automatic conversion, the Shares will be entitled to one vote per share.

Simultaneously with the sale and transfer of the Shares, the Company and its subsidiaries will enter into a series of contracts acquire effective control over Fintech (shanghai) Investment Holding Co., Ltd (“Fintech”), a Chinese company focused on the provision of financial services, in return for cash or cash equivalents to be determined based on an assessment by an independent third party business valuation firm (the “Fintech Acquisition”).

Also as part of the transaction, the Company will grant to Sellers or their designee the option (the “Option”) to purchase the Company’s equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd., the Company’s 49% equity interest in Xuzhou Weijia Biotechnology Co., Ltd. and the Company’s equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited, Chinese operating subsidiaries of the Company. The purchase price will be based on assessment by an independent third party business valuation firm at the time the Option is exercised. The Option will be granted on the Closing Date of the Agreement upon payment of $50,000 by the Sellers. The Option may be exercised beginning six (6) months following the Closing Date and expires if not exercised prior to the second anniversary of the Closing Date. To the extent the Option is exercised, such $50,000 will be credited to the purchase price; if not exercised, such amount will be forfeited to the Company.

The Closing Date of the Agreement will be within five (5) days after the latest of (i) payment for the Shares, (ii) delivery of all closing deliverables and (iii) satisfaction or waiver of closing conditions, including the approval of both classes of Common Shares of the Company.

For this reason, the Board of Directors of the Company hereby announces that the Company will hold a Special Shareholders’ Meeting to approve entry into and performance under the Agreement and grant of the Option, together with such other matters as will be addressed in a proxy statement to be filed with the Securities and Exchange Commission. The meeting will be held on 10:00 AM, China time, on May 29, 2019 at the Company’s office, No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. Shareholders of record as of May 14, 2019 will be entitled to vote at the meeting.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. (“Hebron” or the “Company”) engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. For more information about the Company, please visit www.xibolun.com.

Forward-Looking Statements

This press release contains information about Hebron's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Hebron Technology Co., Ltd.
Ms. Yingping Chen
Secretary
Phone: +86-180-6776-3129

Email: ypchen@xibolun.com